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                                                    EXHIBIT 1


                                  NEWS RELEASE

          INTEK ACQUIRES MIDLAND'S U.S. LAND MOBILE RADIO BUSINESS AND
              ENTERS INTO $15 MILLION LOAN AGREEMENT WITH SECURICOR

     LOS ANGELES, CALIFORNIA, TORONTO, ONTARIO AND LONDON, ENGLAND - SEPTEMBER 20, 1996 - In a joint statement, Intek Diversified Corporation ("Intek") of Los Angeles, California and Simmonds Capital Limited ("SCL") of Toronto, Canada and Securicor Communications Limited. ("Securicor") of Surrey, England today announced that Intek has acquired the U.S. Land Mobile Radio business of Midland International Corporation, a wholly owned subsidiary of SCL. Intek has also obtained a $15 million loan facility from Securicor to operate the business acquired from Midland. The business will be opened through Midland USA, Inc., a wholly subsidiary of Intek.

     This transaction completes the first part of the planned three-way combination as previously announced on June 18, 1996, which would combine Intek's Roamer One SMR airtime services business with the U.S. Land Mobile Radio business of Midland and the Linear Modulation wireless technology and manufacturing operations of Securicor Radiocoms Limited ("Radiocoms"), a wholly owned subsidiary of Securicor. Although at the time of the announcement of the transactions, the parties had anticipated that all aspects of the proposed merger would be completed simultaneously, they subsequently agreed that it was necessary to obtain funding for Midland to maximize existing business opportunities. To facilitate that funding the first part of the combination was completed and Securicor agreed to extend the loan, substantially as contemplated in the definitive agreements signed on June 18th but directly to Midland USA, and earlier than the closing date of the proposed combination. Midland USA has pledged its assets, and Intek its ownership in Midland USA, as collateral for the funds to be advanced by Securicor under the loan agreement.

     Intek has acquired the U.S. Land Mobile Radio business of Midland, the Midland trademark and the related contracts and goodwill of the business for up to 2.5 million shares of Intek common stock plus cash consideration for inventory and other assets which are used in the business. Midland has received 150,000 common shares of Intek as a result of the first closing and will receive from escrow, subject to possible pricing adjustments, the additional 2,350,000 common shares upon the completion of the acquisition by Intek of Radiocoms. Midland USA is now operating at the former Midland facilities located in Kansas City, Missouri and has retained all of the Midland employees.

     With the acquisition of the Midland U.S. Land Mobile Radio business completed, and funding secured, Intek will now proceed to complete and file with the Securities and Exchange


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     Commission a proxy statement for shareholder approval of the previously announced Radiocoms acquisition. Upon completion of the proposed Radiocoms acquisition, which would result in the issuance of 25 million Intek shares to Securicor, the loan will be amended to provide working capital for all of the three wireless businesses to be operated by Intek. In the event Intek fails to consummate the Radiocoms transaction by December 31, 1996, Midland has been given, subject to certain terms and conditions, an option to repurchase the U.S. Land Mobile Radio business.

     Intek Diversified Corporation is a publicly traded company listed on the NASDAQ small cap exchange (symbol: "IDCC"). Through its wholly owned subsidiary, Roamer One, Intek is developing a network of 220MHz Specialized Mobile Radio systems in the United States.

     Simmonds Capital Limited, Toronto, Ontario, is involved in the wireless communications business as a systems integrator and in the electronics business as a manufacturer and distributor of electronic components and related products. SCL is listed on The Toronto Stock Exchange (symbol: "SMM").

     Securicor plc is a major UK international organization, with core businesses in security services, parcel and freight distribution, and fixed and mobile telecommunications. The telecommunications interests include a 40% ownership in Cellnet, the major UK cellular operator which currently has in excess of 2 million subscribers. Securicor's shares are traded on the London Stock Exchange (symbol: "Securicor").


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     The subject of this press release includes forward looking statements concerning a contemplated transaction. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are many factors that could cause the events in such forward looking statements to not occur, including the inability of the parties to obtain regulatory or shareholder approvals.

     For further information contact:

                INTEK
            David Neibert
             310-366-7703

               SIMMONDS
            Brian Faughnan
          416-221-1900 #230

              Securicor
             Dr. Ed Hough
         011-44-181-770-7000



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